     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED JUNE 12, 1997 PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 18, 1992)

                                  $115,000,000

                [OLD REPUBLIC INTERNATIONAL CORPORATION LOGO]

                       % DEBENTURES DUE                  , 2007
                          ---------------------------

     The      % Debentures due           , 2007 (the "Debentures") of Old
Republic International Corporation (the "Corporation") offered hereby will
mature on             , 2007. Interest on the Debentures will accrue from the
date of original issuance and is payable on             and             of each
year, commencing on             , 1997. The Debentures may not be redeemed prior
to maturity and are not entitled to any sinking fund.

     The Debentures initially will be represented by one or more Global Debentures (the "Global Debentures") registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Debentures in definitive form will not be issued. So long as the Debentures are registered in the name of DTC or its nominee, the Debentures will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds. See "Description of Debentures -- Book-Entry System."

     The Debentures have been approved for listing on the New York Stock Exchange under the symbol ORI 07, subject to official notice of issuance.
                          ---------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================

                                                                       Underwriting
                                                    Price to           Discounts and         Proceeds to
                                                    Public(1)         Commissions(2)      Corporation(1)(3)
------------------------------------------------------------------------------------------------------------
Per Debenture................................           %           %                    %
------------------------------------------------------------------------------------------------------------
Total........................................           $           $                    $
============================================================================================================

(1) Plus accrued interest, if any, from the date of original issue.
(2) The Corporation has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Corporation estimated to be
    $210,000.
                          ---------------------------

The Debentures are offered by the several Underwriters subject to delivery by the Corporation and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. It is expected that the Debentures will be ready for delivery in book-entry form only
through the facilities of DTC in New York, New York, on or about             ,
1997, against payment therefor in immediately available funds.
                          ---------------------------

LEHMAN BROTHERS

                            EVEREN SECURITIES, INC.

                                                               J.P. MORGAN & CO.

            , 1997

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     TO NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NEITHER APPROVED NOR DISAPPROVED THIS OFFERING, NOR HAS THE COMMISSIONER RULED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing in the documents incorporated herein by reference or elsewhere in this Prospectus Supplement and the accompanying Prospectus.

                                THE CORPORATION

     Old Republic International Corporation (the "Corporation") is an insurance holding company which ranks among the 50 largest publicly-held, independent insurance groups in the United States. The Corporation's subsidiaries market, underwrite and provide risk management and professional reinsurance services for a wide variety of insurance coverages in the property and liability, mortgage guaranty, title and life and disability insurance fields. In particular, the Corporation's subsidiaries provide specialty insurance programs to the transportation, coal and energy services, consumer and mortgage credit, banking, agricultural, and housing industries, and to a variety of other manufacturing and service companies. See "Business" in the accompanying Prospectus.

                                  THE OFFERING

Debentures Offered Hereby....................  $115,000,000 principal amount of     % Debentures due
                                                           , 2007.
Payment of Interest..........................  Interest on the Debentures, at the rate of     % per
                                               annum, is payable semi-annually on             and
                                                           of each year, commencing             ,
                                               1997.
Redemption...................................  The Debentures are not redeemable prior to maturity and are not entitled to any sinking fund.
Ranking......................................  The Debentures are senior in right of payment to all subordinated indebtedness of the Corporation and pari
                                               passu in right of payment with all Senior Indebtedness
                                               (as defined in the accompanying Prospectus) of the
                                               Corporation.
Use of Proceeds..............................  To repay commercial paper and for other general corporate purposes.
NYSE Symbol..................................  ORI 07.

                             SUMMARY FINANCIAL DATA

                                  THREE MONTHS
                                 ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                               -------------------   ----------------------------------------------------
                                 1997       1996       1996       1995       1994       1993       1992
                               --------   --------   --------   --------   --------   --------   --------
                                   (UNAUDITED)
                                             (ALL DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS)
RESULTS OF OPERATIONS DATA:
Net Premiums Earned..........  $  345.7   $  320.1   $1,360.4   $1,251.7   $1,282.9   $1,246.0   $1,103.5
Title, Escrow, and Other
  Fees.......................      31.8       33.6      147.2      122.2      140.3      199.7      188.4
Net Investment Income........      67.7       65.5      260.5      251.9      227.5      220.7      221.5
Realized Investment Gains....      10.8        5.8       15.1       49.7        7.7       40.2       62.8
Other Income.................       5.7        5.7       20.4       20.2       20.4       29.5       40.7
                               --------   --------   --------   --------   --------   --------   --------
  Net Revenues...............     461.8      430.9    1,803.9    1,695.9    1,679.0    1,736.3    1,617.0
Income Before Cumulative
  Effect of Accounting
  Changes and Extraordinary
  Item.......................      65.2       53.4      234.8      212.7      151.0      166.4      174.7
Cumulative Effect of
  Accounting Changes.........        --         --         --         --         --        8.6         --
Extraordinary Item...........        --       (3.3)      (4.4)        --         --         --         --
Net Income...................      65.2       50.0      230.3      212.7      151.0      175.1      174.7
BALANCE SHEET DATA:
Cash and Invested Assets.....  $4,541.2   $4,347.9   $4,521.8   $4,415.2   $3,906.4   $3,723.0   $3,332.5
Total Assets.................   6,662.1    6,541.7    6,656.2    6,593.5    6,262.9    6,098.3    4,141.6
Debt and Debt
  Equivalents(1).............     164.1      157.3      154.0      320.5      314.7      282.7      277.8
Preferred Stock..............      20.3       72.7       20.6       72.5       75.4       78.0       80.8
Common Shareholders'
  Equity.....................   1,916.0    1,742.7    1,900.0    1,612.5    1,329.3    1,256.9    1,084.9
RATIOS:
Ratio of Earnings to Fixed
  Charges(2).................      47.4x      16.6x      32.4x      14.6x      12.3x      13.0x      14.7x
Pro Forma Ratio of Earnings
  to Fixed Charges(3)........

---------------

(1) Includes convertible preferred stock classified as a debt equivalent.

(2) See "Ratio of Earnings to Fixed Charges" in the accompanying Prospectus.

(3) Adjusted to give effect to the sale of the Debentures offered hereby and the redemption of approximately $112.0 million of commercial paper with the proceeds of this offering.

     Failure of amounts to add to totals shown is due to rounding.

                                USE OF PROCEEDS

     The net proceeds to the Corporation from the sale of the Debentures offered hereby, estimated at $114.0 million, assuming an offering price of $1,000 per Debenture and after deducting estimated underwriting discounts and commissions and offering expenses, will be used to retire approximately $112.0 million of outstanding commercial paper (with an average yield of 5.77%) and for other general corporate purposes. Until so used, such proceeds may be invested in marketable securities. The Corporation may from time to time issue or have outstanding additional commercial paper and incur other short-term indebtedness for general corporate purposes. See "Capitalization."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Corporation as of March 31, 1997, and as adjusted to give effect to (1) the issuance of the Debentures offered hereby (at an assumed offering price of $1,000 per Debenture and after deducting estimated underwriting discounts and commissions and offering expenses) and (2) the retirement of the Corporation's commercial paper with the proceeds of this offering as described in "Use of Proceeds." The Corporation had approximately $112.0 million of commercial paper outstanding as of June 12, 1997.

                                                                  MARCH 31, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                                  (IN MILLIONS)
Debt and Debt Equivalents(1):
  Due within one year.......................................  $  148.2    $   36.2
  Due after one year........................................      15.9       130.9
                                                              --------    --------
          Total Debt........................................     164.1       167.1
                                                              --------    --------
Redeemable Convertible Preferred Stock......................      19.3        19.3
Convertible Preferred Stock.................................       1.0         1.0
                                                              --------    --------
          Total Preferred Stock.............................      20.3        20.3
                                                              --------    --------
Common Shareholders' Equity:
  Common Stock..............................................      96.1        96.1
  Additional Paid-In Capital................................     577.4       577.4
  Net Unrealized Appreciation of Securities.................      18.2        18.2
  Retained Earnings.........................................   1,277.9     1,277.9
  Treasury Stock............................................     (53.6)      (53.6)
                                                              --------    --------
          Total Common Shareholders' Equity.................   1,916.0     1,916.0
                                                              --------    --------
          Total Capitalization..............................  $2,100.6    $2,103.4
                                                              ========    ========

---------------

(1) Includes $8.8 million of convertible preferred stock classified as a debt equivalent. Amount due within one year includes approximately $144.2 million of commercial paper.

    Failure of amounts to add to totals shown is due to rounding.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Any summaries of certain provisions contained in the Indenture, dated as of August 15, 1992 between the Corporation and Wilmington Trust Company, as trustee (the "Trustee"), as supplemented by Supplemental Indenture No. 1 thereto, dated
          , 1997 (the "Supplemental Indenture") and the resolutions of the Board of Directors approved effective December 5, 1996 relating to the Debentures (as supplemented, the "Indenture"), do not purport to be complete and are qualified in their entirety by express reference to the provisions of the Indenture. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus. See "Description of Debt Securities" in the accompanying Prospectus.

GENERAL

     The Debentures will be unsecured senior obligations of the Corporation, will be limited to $115,000,000 aggregate principal amount and will mature on
            , 2007. The Corporation will pay interest on the Debentures
semi-annually on             and             of each year, commencing
  , 1997, at the rate of     % per annum. Interest will accrue from the date of
original issuance of the Debentures. The Indenture does not limit the amount of indebtedness that may be incurred by the Corporation.

RANKING

     The Debentures are Senior Debt Securities, as such term is defined in the Indenture. The payment of principal of and interest on the Debentures is senior in right of payment to all subordinated indebtedness of the Corporation and pari passu in right of payment with all Senior Indebtedness of the Corporation. See "Description of Debt Securities -- Senior Debt Securities" in the accompanying Prospectus.

REDEMPTION

     The Debentures may not be redeemed prior to maturity and are not entitled to any sinking fund.

CERTAIN MODIFICATIONS TO THE INDENTURE AND COVENANTS APPLICABLE TO DEBENTURES

     As modified by the Supplemental Indenture, the Indenture defines the term "Principal Insurance Subsidiary" to mean each of Old Republic Insurance Company, Old Republic National Title Insurance Company, Republic Mortgage Insurance Company, Bituminous Casualty Corporation and Great West Casualty Company and any successor to all or a principal part of the business or properties of any thereof.

     Limitation on Liens on Stock of Principal Insurance Subsidiaries. The Indenture provides that the Corporation will not, nor will it permit any Principal Insurance Subsidiary to, issue, assume or guarantee any indebtedness for borrowed money (hereinafter referred to as "Indebtedness") secured by a mortgage, security interest, pledge, lien or other encumbrance upon any share of stock of any Principal Insurance Subsidiary without effectively providing that the Debentures (together with, if the Corporation shall so determine, any other indebtedness of or guarantee by the Corporation ranking equally with the Debentures and then existing or thereafter created) shall be secured equally and ratably with such Indebtedness. (Section 1005).

     Limitation on Issuance or Disposition of Stock of Principal Insurance Subsidiaries. The Indenture, as modified by the Supplemental Indenture, provides that the Corporation will not, and will not permit any Principal Insurance Subsidiary to, issue, sell, assign, transfer or otherwise dispose of, directly or indirectly, any of the capital stock (other than non-voting, non-convertible preferred stock) of any Principal Insurance Subsidiary, except for (i) directors' qualifying shares; (ii) sales or other dispositions to the Corporation or one or more wholly-owned subsidiaries; (iii) the disposition of capital stock of any Principal Insurance Subsidiary for consideration which is at least equal to the fair value of such capital stock, as determined by the Board of Directors; (iv) an issuance, sale, assignment, transfer or other disposition which, in the opinion of the Board of Directors, is in the best interests of the Corporation and the Principal Insurance Subsidiaries; or (v) an issuance, sale, assignment, transfer or other disposition which is required in order to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at the request of the Corporation or any Principal Insurance Subsidiaries. No such issuance, sale, assignment, transfer or other disposition shall be made, however, if it would result in an Event of Default or an occurrence which, after notice or lapse of time or both, would become an Event of Default. (Section 1006).

BOOK-ENTRY SYSTEM

     The Depository Trust Company, New York, NY, will act as securities depository for the Debentures. The Debentures will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Debenture certificate will be issued for the Debentures in the aggregate principal amount of such issue, and will be deposited with DTC.

     DTC has advised the Corporation that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Debentures under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debentures on DTC's records. The ownership interest of each actual purchaser of each Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debentures except in the event that use of the book-entry system for the Debentures is discontinued.

     To facilitate subsequent transfers, all Debentures deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debentures; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Principal and interest payments on the Debentures will be made in immediately available funds by the Corporation to DTC. DTC's practice is to credit Direct Participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on a payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Corporation, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Debentures at any time by giving reasonable notice to the Corporation. Under such circumstances, in the event that a successor securities depository is not obtained, Debenture certificates are required to be printed and delivered.

     The Corporation may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Debenture certificates will be printed and delivered.

     Each of the Underwriters is a Direct Participant of DTC.

     None of the Corporation, the Trustee or any agent for payment on or registration of transfer or exchange of any Global Debenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interest in such Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial interest.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Corporation the principal amount of Debentures set forth below opposite their respective names:

                                                               PRINCIPAL
                                                               AMOUNT OF
                        UNDERWRITER                            DEBENTURES
                        -----------                           ------------
Lehman Brothers Inc. .......................................
EVEREN Securities, Inc. ....................................
J.P. Morgan Securities Inc. ................................
                                                              ------------
          Total.............................................  $115,000,000
                                                              ============

     The Corporation is obligated to sell, and the Underwriters are obligated to purchase, all of the Debentures offered hereby if any are purchased.

     The Underwriters have advised the Corporation that they propose to offer the Debentures initially at the public offering price set forth on the cover page of this Prospectus Supplement; that the Underwriters may allow to selected
dealers a concession of     % of the principal amount per Debenture; and that
such dealers may reallow a concession of     % of the principal amount per
Debenture to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Underwriters.

     The Corporation has agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters have in the past and may in the future provide investment banking and other related services to the Corporation in the ordinary course of business. In the ordinary course of their respective businesses, affiliates of J.P. Morgan Securities Inc. have engaged, and may in the future engage, in commercial banking transactions with the Corporation and its affiliates. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is currently a lender to an affiliate of the Corporation under a revolving credit agreement.

     The Debentures are a new issue of securities with no established trading market. The Corporation has been advised by the Underwriters that they intend to make a market in the Debentures but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Debentures will be passed upon for the Corporation by Spencer LeRoy, General Counsel for the Corporation, and for the Underwriters by Gardner, Carton & Douglas, 321 North Clark Street, Chicago, Illinois 60610. As of June 10, 1997, Mr. LeRoy beneficially owned approximately 7,570 shares of Common Stock of the Corporation and holds options to purchase 68,750 shares of Common Stock of the Corporation.

PROSPECTUS

                [OLD REPUBLIC INTERNATIONAL CORPORATION LOGO]

                                DEBT SECURITIES

     Old Republic International Corporation (the "Corporation") may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $225,000,000. The Debt Securities may be senior or subordinate in priority of payment, and Debt Securities may be issued as convertible Debt Securities which, unless previously redeemed or otherwise purchased or acquired, will be convertible at any time during the specified conversion period into shares of the Corporation's Common Stock, par value $1.00 per share. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this Prospectus.

     Certain terms of the Debt Securities in respect of which this Prospectus is being delivered, including, where applicable, the specific designation, aggregate principal amount, denominations, maturity or the method of determination thereof, interest rate (which may be fixed or variable) and time of payment of interest, provisions for conversion into the Corporation's Common Stock, provisions for redemption, if any, mandatory sinking or purchase fund requirements, if any, and the other terms in connection with the offering and sale of the Debt Securities are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement").

     The Corporation may sell Debt Securities in or through underwriters or dealers and also may sell Debt Securities directly to other purchasers or through agents. The names of any underwriters, dealers or agents involved in the sale of the Debt Securities, and the applicable agent's commission, dealer's purchase price or underwriter's discount, will be set forth in the Prospectus Supplement. The net proceeds to the Corporation from such sale will also be set forth in the Prospectus Supplement. See "Plan of Distribution."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

August 18, 1992

     TO NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NEITHER APPROVED OR DISAPPROVED THIS OFFERING, NOR HAS THE COMMISSIONER RULED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Corporation can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the Commission. In addition, electronically filed documents, including reports, proxy statements and other information concerning the Corporation can be obtained from the Commission's home page on the Internet (http://www.sec.gov). Reports, proxy statements and other information concerning the Corporation can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Corporation has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Debt Securities being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Corporation and the Debt Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, copies of which may be obtained upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by the Corporation with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

     1. The Corporation's Annual Report on Form 10-K for the year ended December 31, 1991, as amended under cover of two Forms 8 filed on April 30, 1992 and one Form 8 filed on May 8, 1992;

     2. The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1992 and June 30, 1992; and

     3. The description of the Corporation's Common Stock contained in the Corporation's Registration Statement on Form 8-A filed on August 29, 1990, including any amendment or report filed for the purpose of updating such description.

     Each document filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO OLD REPUBLIC INTERNATIONAL CORPORATION, 307 NORTH MICHIGAN AVENUE, CHICAGO, ILLINOIS 60601,
ATTENTION: CORPORATE SECRETARY (TELEPHONE (312) 346-8100).

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing in the documents incorporated herein by reference or elsewhere in this Prospectus. All share and per share data in this Prospectus have been adjusted for all stock dividends and splits declared through the date of this Prospectus.

                                THE CORPORATION

     Old Republic International Corporation (the "Corporation") is an insurance holding company which ranks among the 50 largest publicly-held, independent insurance groups in the United States. The Corporation's subsidiaries market, underwrite and provide risk management and professional reinsurance services for a wide variety of insurance coverages in the property and liability, title, mortgage guaranty, and life and disability insurance fields. In particular, they provide specialty insurance programs to the transportation, coal and energy services, consumer and mortgage credit, banking, agricultural, and housing industries, and to a variety of other manufacturing and service companies. See "Business."

                                  THE OFFERING

Securities Offered.........   $225,000,000 aggregate initial offering price of
                              Debt Securities to be issued from time to time in one or more series (the "Debt Securities").

Use of Proceeds............   Unless otherwise specified in a Prospectus
                              Supplement, to repay outstanding indebtedness, including commercial paper, to add to the capital of the Corporation's insurance subsidiaries and for other general corporate purposes.

                             SUMMARY FINANCIAL DATA

                                       SIX MONTHS
                                     ENDED JUNE 30,                    YEARS ENDED DECEMBER 31,
                                   -------------------   ----------------------------------------------------
                                     1992       1991       1991       1990       1989       1988       1987
                                   --------   --------   --------   --------   --------   --------   --------
                                       (UNAUDITED)
                                   (ALL DOLLAR AMOUNTS, EXCEPT COMMON SHARE DATA, ARE EXPRESSED IN MILLIONS)
RESULTS OF OPERATIONS DATA:
Net Premiums and Fees Earned.....  $  580.7   $  523.9   $1,113.4   $1,013.4   $  951.3   $  911.4   $  927.3
Net Investment and Other
  Income.........................     132.4      114.8      239.9      228.2      223.6      190.7      167.2
Realized Investment Gains........      13.6        7.8       21.1        1.0        6.9        5.3       10.2
    Net Revenues.................     726.8      646.6    1,374.5    1,242.7    1,181.9    1,107.5    1,104.8
Net Income.......................      76.4       58.9      131.0      104.6       98.9       50.9      102.8
COMMON SHARE DATA(1):
Net Income Per Share:
  Primary........................  $   1.38   $   1.12   $   2.48   $   2.02   $   1.93   $   0.95   $   2.00
  Fully Diluted..................      1.32       1.07       2.36       1.93       1.83       0.94       1.95
Cash Dividends...................     0.193      0.179       0.37       0.34       0.32       0.31       0.29
Book Value.......................     20.07      17.55      18.81      16.55      14.94      13.29      12.45
RATIOS:
Ratio of Earnings to Fixed
  Charges(2).....................      12.5x       9.5x      10.3x       7.9x       7.0x       3.7x      12.8x

                                                                JUNE 30, 1992
                                                                -------------
                                                                 (UNAUDITED)
FINANCIAL POSITION SUMMARY:
Total Assets................................................      $3,871.1
Debt and Debt Equivalents(3)................................         254.0
Preferred Stock.............................................          83.8
Common Shareholders' Equity.................................         947.9

---------------
(1) Common share data have been retroactively adjusted for all stock dividends and splits declared through the date of this Prospectus.

(2) See "Ratio of Earnings to Fixed Charges" herein.

(3) Includes $19.6 million of convertible preferred stock classified as a debt equivalent.

                                THE CORPORATION

     Old Republic International Corporation is a Chicago-based insurance holding company which ranks among the 50 largest publicly-held, independent insurance groups in the United States. Its oldest insurance subsidiary has been in business continuously since 1887. The Corporation's subsidiaries market, underwrite and provide risk management and professional reinsurance services for a wide variety of insurance coverages in the property and liability, title, mortgage guaranty, and life and disability insurance fields. The Corporation primarily serves the insurance and related needs of commercial and financial enterprises and governmental units. In particular, it provides specialty insurance programs to the transportation, coal and energy services, consumer and mortgage credit, banking, agricultural, and housing industries, and to a variety of other manufacturing and service companies.

     Old Republic's business segments are organized as the General Insurance, Title Insurance, Mortgage Guaranty, and Life Insurance Groups, and references herein to such groups apply to the Corporation's subsidiaries engaged in the respective segments of business. "Old Republic" or the "Corporation" herein refers to Old Republic International Corporation and its subsidiaries as the context requires.

     The Corporation's General Insurance Group provides property and liability insurance to commercial clients and is the major contributor to consolidated operating income. Workers' compensation insurance is the largest type of coverage underwritten by the General Insurance Group, accounting for 38.4% of the Group's direct premiums written in 1991. The remaining premiums written by the General Insurance Group are derived largely from a wide variety of coverages, including commercial automobile and general liability insurance, loan credit guaranty insurance, insurance against loss of crops from hail storms, and surety bonds. In the past decade, the General Insurance Group's operations have been expanded to cover certain specialty lines such as aviation, directors' and officers' liability, and errors and omissions insurance.

     The Corporation frequently uses risk sharing formulas in many parts of its property and liability and life and disability businesses to reduce its risk of underwriting loss. Approximately 36% of the General Insurance Group's gross premiums written in 1991 was derived from business administered through risk sharing formulas. Among the techniques used are retrospective rating plans and the utilization of captive insurance companies owned by assureds or producers. Pursuant to retrospective arrangements, premium refunds are made or additional premiums are collected in the event loss costs are lower or higher than anticipated. Through captive insurers, the Corporation's assureds or producers accept a proportional share of coverages underwritten by Old Republic and thus share in the loss experience on the risk.

     The Corporation believes that its Title Insurance Group and Mortgage Guaranty Group each rank among the top five in the country on the basis of premiums and related service fee revenues. Title and mortgage guaranty business is originated by savings and loan associations, other lenders, and financial intermediaries such as mortgage loan brokers and real estate agents.

     The Corporation's Life Insurance Group is a writer of credit life and disability insurance. In the late 1940's, the Corporation pioneered the concept of mass-marketing consumer credit life and disability insurance through banks, finance companies, agricultural cooperatives, automobile dealers, and other financial intermediaries. In addition, the Life Insurance Group has experienced moderate growth in the sale of term life insurance products.

     The Corporation's principal executive offices are located at 307 North Michigan Avenue, Chicago, Illinois 60601. Its telephone number is (312) 346-8100.

                                USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, the Corporation intends to use the net proceeds from the sale of the Debt Securities offered hereby to repay outstanding indebtedness, including commercial paper, to add to the capital of the Corporation's insurance subsidiaries and for other general corporate purposes. The Corporation does not presently anticipate issuing greater than $115 million initial offering price of Debt Securities during the following nine months.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Corporation as of June 30, 1992.

                                                                 JUNE 30,
                                                                   1992
                                                                 --------
                                                                (UNAUDITED)
                                                               (IN MILLIONS)
Debt and Debt Equivalents (1): Due within one year..........     $   86.1
                               Due after one year...........        167.9
                                                                 --------
       Total Debt...........................................        254.0
                                                                 --------
Redeemable Convertible Preferred Stock......................         20.9
Convertible Preferred Stock.................................          5.4
Cumulative Preferred Stock..................................         57.5
                                                                 --------
       Total Preferred Stock................................         83.8
                                                                 --------
Common Shareholders' Equity:
  Common Stock..............................................         52.9
  Additional Paid-In Capital................................        397.5
  Net Unrealized Appreciation of Equity Securities..........          4.2
  Retained Earnings.........................................        524.5
  Treasury Stock............................................        (31.3)
                                                                 --------
       Total Common Shareholders' Equity....................        947.9
                                                                 --------
       Total Capitalization.................................     $1,285.8
                                                                 ========

---------------
(1) Includes $19.6 million of convertible preferred stock classified as a debt equivalent.

     Failure of amounts to add to totals shown is due to rounding.

     Each state has established minimum capital and surplus requirements to conduct an insurance business. All of the Corporation's subsidiaries meet or exceed these requirements, which vary from state to state.

                       SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for Old Republic has been derived from the historical consolidated financial statements of Old Republic and its subsidiaries. The data is qualified in its entirety by, and should be read in conjunction with, the Old Republic consolidated financial statements and other financial information with respect to Old Republic included in its Annual Report on Form 10-K, as amended, for the year ended December 31, 1991, and Quarterly Report on Form 10-Q for the six months ended June 30, 1992, incorporated herein by reference.

                                                      (ALL DOLLAR AMOUNTS, EXCEPT COMMON SHARE DATA, ARE EXPRESSED IN MILLIONS)
                                                     ----------------------------------------------------------------------------
                                                         AS OF                            AS OF DECEMBER 31,
                                                       JUNE 30,      ------------------------------------------------------------
                                                         1992          1991         1990         1989         1988         1987
                                                       --------      --------     --------     --------     --------     --------
                                                      (UNAUDITED)
FINANCIAL POSITION:
Cash and Invested Assets(a)........................    $3,024.2      $2,933.7     $2,614.7     $2,447.2     $2,340.6     $2,144.0
Other Assets.......................................       846.9         779.5        713.7        676.2        664.8        653.6
        Total Assets...............................     3,871.1       3,713.2      3,328.5      3,123.5      3,005.5      2,797.7
Liabilities, Other than Debt.......................     2,585.3       2,503.0      2,318.3      2,215.5      2,201.4      2,072.4
Debt and Debt Equivalents..........................       254.0         247.6        220.7        211.7        212.1        133.9
        Total Liabilities..........................     2,839.3       2,750.6      2,539.1      2,427.2      2,413.5      2,206.3
Redeemable Convertible Preferred Stock.............        20.9          17.1         15.4         21.4         18.0         15.5
Convertible Preferred Stock........................         5.4           6.1          9.0         11.6         15.9         58.5
Cumulative Preferred Stock.........................        57.5          57.5           --           --           --           --
Common Shareholders' Equity........................       947.9         881.7        764.8        663.1        558.0        517.3
Total Capitalization(b)............................    $1,285.8      $1,210.2     $1,010.1      $ 908.0     $  804.0     $  725.2

                                                SIX MONTHS
                                              ENDED JUNE 30,                           YEARS ENDED DECEMBER 31,
                                           ---------------------     ------------------------------------------------------------
                                             1992         1991         1991         1990         1989         1988         1987
                                           --------     --------     --------     --------     --------     --------     --------
                                                (UNAUDITED)
RESULTS OF OPERATIONS DATA:
Net Premiums and Fees Earned..........     $  580.7     $  523.9     $1,113.4     $1,013.4     $  951.3     $  911.4     $  927.3
Net Investment and Other Income.......        132.4        114.8        239.9        228.2        223.6        190.7        167.2
Realized Investment Gains.............         13.6          7.8         21.1          1.0          6.9          5.3         10.2
                                           --------     --------     --------     --------     --------     --------     --------
        Net Revenues..................        726.8        646.6      1,374.5      1,242.7      1,181.9      1,107.5      1,104.8
Benefits, Claims, Settlement Expenses
  and Dividends.......................        348.1        328.4        691.8        632.9        594.1        643.8        602.8
Underwriting and Other Expenses.......        272.9        238.3        507.3        476.9        468.4        424.8        402.6
Income Taxes (Credits)(c).............         29.9         21.6         45.2         28.9         21.2         (9.9)        (2.8)
                                           --------     --------     --------     --------     --------     --------     --------
        Net Income....................     $   76.4     $   58.9     $  131.0     $  104.6     $   98.9     $   50.9     $  102.8
                                           ========     ========     ========     ========     ========     ========     ========
COMMON SHARE DATA(D):
Net Income Per Share:
  Primary(e)..........................     $   1.38     $   1.12     $   2.48     $   2.02     $   1.93     $   0.95     $   2.00
  Fully Diluted(f)....................     $   1.32     $   1.07     $   2.36     $   1.93     $   1.83     $   0.94     $   1.95
Average Common and Equivalent Shares
  Outstanding Primary.................   53,014,679   52,299,998   52,408,404   51,206,038   50,480,922   48,475,328   48,809,048
              Diluted.................   56,931,252   56,219,532   56,480,042   55,524,178   55,203,598   50,612,258   53,068,956
Dividends: Cash.......................     $  0.193     $  0.179     $   0.37     $   0.34     $   0.32     $   0.31     $   0.29
                                                100%          10%          10%           5%           5%           5%          10%
Book Value............................     $  20.07     $  17.55     $  18.81     $  16.55     $  14.94     $  13.29     $  12.45

---------------

(a) Consists of cash, investments and investment income due and accrued.

(b) Total capitalization consists of debt and debt equivalents, preferred stock and common shareholders' equity.

(c) In the year ended December 31, 1987, income taxes were decreased, and net income was correspondingly increased, by $9.8 million ($.20 per share) as a result of a one time deferred income tax credit for Old Republic's Title Insurance Group, and in the years ended December 31, 1987, 1988, 1989, 1990, and 1991, and the six months ended June 30, 1991 and 1992, income taxes were decreased, and net income correspondingly increased, by $18.6 million ($.38 per share), $10.4 million ($.22 per share), $7.0 million ($.14 per share), $5.5 million ($.11 per share), $3.6 million ($.07 per share), $1.8 million ($.04 per share) and $.9 million ($.02 per share), respectively, as a result of amortized fresh start deferred income tax credits, all of which resulted from changes in tax regulations effective January 1, 1987.

(d) Common share data have been retroactively adjusted for all stock dividends and splits declared through the date of this Prospectus.

(e) Calculated after deduction of preferred stock dividends of $1.3 million in 1991, $1.5 million in 1990, $1.8 million in 1989, $5.2 million in 1988 and
    $5.1 million in 1987. For the six months ended June 30, 1992 and 1991, such deductions amount to $3.0 million and $.5 million, respectively.

(f) Calculated after deduction of preferred stock dividends of $.2 million in 1991, $0 in each of 1990 and 1989, $3.3 million in 1988 and $.1 million in 1987. For the six months ended June 30, 1992 and 1991, such deductions amount to $2.5 million and $0, respectively.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of earnings to fixed charges for the Corporation for the periods indicated:

  SIX MONTHS
ENDED JUNE 30,          YEARS ENDED DECEMBER 31,
--------------      --------------------------------
1992      1991      1991   1990   1989   1988   1987
----      ----      ----   ----   ----   ----   ----
12.5x      9.5x     10.3x   7.9x   7.0x   3.7x  12.8x

     The ratio of earnings to fixed charges represents the number of times interest expense was covered by pre-tax earnings before provision for interest expense.

      MANAGEMENT ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
                    SIX MONTHS ENDED JUNE 30, 1992 AND 1991

FINANCIAL POSITION

     The Corporation's balance sheet at June 30, 1992 reflects increases in assets, liabilities, and common shareholders' equity of 4%, 3%, and 8%, respectively, when compared to similar amounts at December 31, 1991. For the first six months of 1992, Old Republic continued to maintain a relatively high position in short-term investments to accommodate the cash, investment strategy, and other operating needs of its business. Short-term investments as a percentage of invested assets were 8% at June 30, 1992 versus 10% as of December 31, 1991. Old Republic's policy is to invest primarily in investment grade, marketable securities. Approximately 4% of total fixed maturity securities owned, excluding short-term investments, are currently classified as not rated or below investment grade, and include securities which when purchased were investment grade, non-investment grade convertible securities, and other non-rated securities such as small issues of tax-exempt bonds which are typically not rated by independent agencies. As of June 30, 1992, investments in default as to principal and/or interest amounted to approximately $23.6 million compared to $21.4 million at December 31, 1991, and amounted to less than 1% of consolidated assets at June 30, 1992.

     The rise in the common shareholders' equity account for the six months ended June 30, 1992 was due principally to the retention of earnings in excess of dividend charges applicable to outstanding preferred and common shares.

     Consolidated cash flow from operations was positive in the first half of 1992. The parent company's cash requirements were met primarily by dividends paid by its subsidiaries. The insurance subsidiaries' ability to pay cash dividends to the parent company is generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. Additionally, the terms of guaranties by the Corporation of bank loans to the trustee of the Corporation's Employees Savings and Stock Ownership Plan require the Corporation to maintain a minimum consolidated tangible net worth and restrict the amount of debt the Corporation may incur, both of which covenants are being met.

     Old Republic's capitalization at June 30, 1992 amounted to approximately $1.28 billion and consisted of debt and debt equivalents of $254.0 million, redeemable convertible preferred stock of $20.9 million (excluding $19.6 million of such stock classified as a debt equivalent), convertible preferred stock of $5.4 million, cumulative preferred stock of $57.5 million, and common shareholders' equity of $947.9 million. During the first half of 1992, short-term debt outstanding increased slightly.

RESULTS OF OPERATIONS

     In this year's second quarter, the Corporation's Title Insurance Group established loss charges of approximately $10.0 million to provide additional funding in excess of normal claim provisions for various title escrow claims currently in process of disposition. During the same quarter, the Corporation's life insurance subsidiaries recorded previously unrecognized tax recoveries of $1.1 million and related interest credits of approximately $11.8 million stemming from resolution of various long-standing Internal Revenue Service disputes applicable to taxable years 1969 to 1981. These charges and credits served to increase consolidated revenues by $11.8 million and claim costs by $10.0 million, and to record net current and deferred income tax credits of $1.1 million. The overall effect of these items was to increase net income by $2.9 million or $.05 per share in this year's second quarter.

     Revenues: Net premiums and fees earned in the first half of 1992 amounted to $580.7 million and were 11% above the amount reported for the first half of 1991. For the second quarter of 1992, net premiums and fees earned amounted to $322.4 million and were 13% above the amount reported for the second quarter of 1991. Mortgage Guaranty Group net premiums earned rose 43% in the first half of 1992 and 47% in the second quarter of 1992 due mainly to strong renewal business, lower mortgage rates and increased market penetration. The Title Insurance Group's net premiums and fees earned rose by 35% in the first half of 1992 and 25% in the second quarter of 1992, having also benefitted from the stronger residential real estate market. The General Insurance Group's net premiums earned increased less than 1% in the first half of 1992 and 7% in the second quarter of 1992 despite the generally soft premium rate environment in the property and liability industry.

     Consolidated net investment income rose by 5% to $112.4 million in the first half of 1992 and 4% to $55.7 million in the second quarter of 1992. During this period, the Corporation continued its policy of investing substantially all available funds principally in quality fixed maturity securities and money market financial instruments with short to intermediate-term maturities. The increase in net investment income was in part due to a higher level of invested assets through positive operating cash flow. The average annual yield on investments was 7.76% and 8.28% for the six months ended June 30, 1992 and 1991, respectively.

     While the Corporation's investment policies have not been designed to maximize capital gains, in the first six months of 1992 such gains were higher than those for the comparable period in 1991. Recent dispositions of securities have, as in recent years, been caused principally by: (1) calls prior to maturity by issuers, (2) a desire to reduce investments in tax-exempt securities, (3) a desire to extend moderately the average life of the portfolio, and (4) the Corporation's ongoing process of monitoring its investments with a view toward maximizing the quality of its portfolio. For the first six months of 1992, approximately 55% of total dispositions represented maturities and early calls of existing holdings; for the year 1991 these amounted to approximately 51% of all securities disposed.

     Expenses: Consolidated benefit, claim and settlement costs, as a percentage of net premiums and fees earned, were approximately 60% and 63% in the first six months of 1992 and 1991, respectively. For the second quarter of each year these ratios were 62% in 1992, and 61% in 1991. Claim costs for property and liability coverages were approximately the same for each period, and, similarly, claim ratios in the title and mortgage guaranty lines reflected basic stability.

     The ratio of consolidated underwriting, acquisition and insurance expenses to net premiums and fees earned was 45% and 43% in the first six months of 1992 and 1991, respectively. These ratios were 42% for the second quarters of both years. Variations in these percentages between comparative periods basically reflect changing patterns in the mix of business and the varying production costs pertaining thereto.

     Income from Operations: Income before taxes and other items increased by 33% in the first half of 1992 when compared to the same period one year ago; for the second quarter of 1992, pre-tax income increased by 22% when compared to the same period of 1991. The Corporation's General, Mortgage Guaranty and Title Insurance segments generally reflected higher pre-tax operating earnings for the 1992 periods, while earnings in the Life Insurance segment, the Corporation's smallest, were moderately lower.

     The effective consolidated income tax rate was 28% and 27% in the first six months of 1992 and 1991, respectively, and 30% and 31% in the second quarter of 1992 and 1991, respectively. The rates for each period reflect primarily the varying proportions of pre-tax operating income derived from tax-sheltered investment income (principally tax-exempt interest), on the one hand, and fully taxable investment and underwriting and service income, on the other hand. In recent years the Corporation has emphasized purchases of taxable investment securities. Amortization of fresh start tax credits stemming from 1986 changes in the Internal

Revenue Code reduced consolidated income tax expense by $.9 million in the first half of 1992 and by $1.8 million in the same period of 1991.

                     YEARS ENDED DECEMBER 31, 1991 AND 1990

FINANCIAL POSITION

     Old Republic's financial position at December 31, 1991 reflected increases in assets of 12%, liabilities of 8%, and common shareholders' equity of 15% when compared to the immediately preceding year-end. As of December 31, 1991 and 1990, cash and invested assets represented 79% of consolidated assets. Relatively high short-term maturity investment positions were maintained as of the most recent year-ends to provide necessary liquidity for specific operating needs and to enhance flexibility in investment strategy. Changes in short-term investments reflect a large variety of seasonal and intermediate-term factors including seasonal operating cash needs, investment strategy, and expectations as to trends in interest yields. Accordingly, the future level of short-term investments for the Corporation will vary and respond to the dynamics of these factors and may, as a result, increase or decrease from current levels. During 1991 and 1990, the Corporation committed substantially all investable funds in short to intermediate-term fixed maturity securities. Old Republic continues to adhere to its long-term policy of investing primarily in investment grade, marketable securities; the Corporation has not directed its investable funds to so-called "junk bonds." As of December 31, 1991, the carrying value of fixed maturity securities in default as to principal or interest was immaterial in relation to consolidated assets or shareholders' equity.

     Consolidated operations produced positive cash flows for the latest three years. Among the Corporation's major segments, the Life Insurance Group experienced moderately negative cash flow during the year 1989 due to higher surrenders of annuity products relative to which guaranteed interest rates have not been competitive. Sufficient liquidity currently exists to meet payments for such policy surrenders. The parent holding company has met its liquidity and capital needs for the past three years through dividends paid by its subsidiaries and through the issuance of debt and equity securities. In December 1991, Old Republic issued $57.5 million of Series H Cumulative Preferred Stock. Proceeds from the issuance of this preferred stock were used principally to add to the capital of property and liability and title insurance subsidiaries.

     Old Republic's capitalization of $1.21 billion at December 31, 1991 consisted of debt and debt equivalents of $247.6 million, redeemable convertible preferred stock of $17.1 million (excluding $22.2 million of such stock classified as a debt equivalent), convertible preferred stock of $6.1 million, cumulative preferred stock of $57.5 million, and common shareholders' equity of $881.7 million. The rise in the common shareholders' equity account during the past three years primarily reflects the retention of earnings in excess of dividends declared on outstanding preferred and common shares, and conversion of preferred stock to common stock.

RESULTS OF OPERATIONS

     Revenues: Net premiums and fees earned increased by 10%, 7% and 4% in 1991, 1990 and 1989, respectively. Property and liability insurance premium increases were due to varying levels of growth in specialty areas of trucking, forestry, building contractors, and risk management business. During the past three years, the Corporation has cancelled certain other property and liability insurance business not meeting its underwriting expectations. For the past three years, mortgage guaranty premiums increased due to higher premium rates and an increase in the amount of renewal business. The nationwide drop in residential real estate sales led to a small decline in title net premiums and fees earned for 1990, but greater real estate financing activity during 1991 led to higher revenues for that year. Life and disability premium volume has generally trended down during the past three years, and the Corporation continues to de-emphasize this business until greater returns are possible.

     Net investment income grew by 6%, 4% and 14% in 1991, 1990 and 1989, respectively. For each of the past three years, the growth in this revenue source was bolstered by positive consolidated operating cash flows and a concentration of investable assets in interest-bearing, fixed maturity securities. The average annual yield on investments was 8.1%, 8.4% and 8.6% for the years ended December 31, 1991, 1990 and 1989, respectively.

     Expenses: Consolidated benefit, claim, and related settlement costs, as a percentage of net premiums and fees earned, were approximately 62% in 1991 and 1990, and 59% in 1989. Higher loss costs were incurred during 1989 for most liability insurance coverages, while loss ratios declined in both title and mortgage insurance lines due to a reduction of both frequency and severity of claim occurrences. The 1991 and 1990 consolidated loss ratios were affected by higher claim ratios for property and liability insurance coverages. Policyholders' dividends incurred in the Corporation's property and liability lines for each year reflect changes in the loss ratio for experience-rated policies. In the most recent three years, the Corporation's property and liability insurance subsidiaries, along with other companies in the industry, have also sustained higher loss assessments for residual market (assigned risk) business.

     The ratio of consolidated underwriting, acquisition, and insurance expenses to net premiums and fees earned was approximately 43% in 1991, 45% in 1990, and 47% in 1989. Variations in these ratios reflect a continually changing mix of coverages sold and attendant costs of producing business.

     Income from Operations: Income before taxes increased by 32% in 1991, 11% in 1990 and 208% in 1989. The restoration of more acceptable title insurance operating margins during 1989 had a positive effect on consolidated results for that year. Despite stable claims costs in 1990, the title insurance operating results declined due to the previously noted decrease in revenues and a higher expense ratio. General insurance results have trended up during the past three years and have continued as the major contributor to consolidated earnings, principally as a result of growing investment income. The mortgage guaranty segment reflected improved results due to favorable claims experience in each of the past three years, while life and disability operations have reflected downward trends in each of the past three years, principally due to a declining revenue base.

     The effective consolidated income tax rates were 26% in 1991, 22% in 1990, and 18% in 1989. The rates for each year reflect primarily the varying proportions of pre-tax operating income derived from tax-exempt investment income, on the one hand, and fully taxable investment and underwriting and service income, on the other hand. Amortization of fresh start benefits stemming from the Tax Reform Act of 1986 (the "TRA") reduced income taxes by $3.6 million in 1991, $5.5 million in 1990 and $7.0 million in 1989.

     The Revenue Reconciliation Act of 1990 (the "RRA") provided for a number of changes affecting the taxation of the Corporation and a number of its subsidiaries. Among such changes are acceleration in the recognition of salvage and subrogation recoveries and deferral of costs associated with the production of life and disability business and the subsequent amortization of those costs.

     The TRA also provided for a number of changes affecting the taxation of the Corporation and a number of its subsidiaries. Among such changes are reductions in corporate tax rates, the discounting of loss reserves, the acceleration of premium income recognition, and the inclusion in taxable income of a portion of certain tax-exempt investment income previously not subject to tax. In addition, the TRA calls for the calculation of an alternative minimum tax.

     The RRA and TRA are likely to result in accelerated payment of federal income taxes. Most of the additional tax payments are treated as timing differences for financial accounting purposes. Consequently, such payments are expected to have minimal effects on consolidated results of operations and financial position determined in accordance with generally accepted accounting principles.

                               OTHER INFORMATION

     Historical data pertaining to the operating results, liquidity, and other financial matters applicable to an insurance enterprise such as the Corporation are not necessarily indicative of results to be achieved in succeeding years. The long-term nature of the insurance business, seasonal and annual patterns in premium production and incidence of claims, changes in yields obtained on invested assets, and changes in government policies affecting inflation rates and general economic conditions are some of the factors which have a bearing on year-to-year and quarter-to-quarter comparisons and future operating results.

                                    BUSINESS

INSURANCE UNDERWRITING AND RELATED SERVICES

     Old Republic operates in the general (property and liability), life (life and disability), title, and mortgage guaranty insurance segments of the United States insurance industry. The contributions to net revenues and income (loss) before taxes of each Old Republic segment are set forth below for the years shown, together with their respective assets at the end of each year. The information below should be read in conjunction with the "Selected Consolidated Financial Data" table, the notes thereto, and the "Management Analysis of Financial Position and Results of Operations" appearing elsewhere herein.

                                                          (IN MILLIONS)
                                  --------------------------------------------------------------
                                          NET REVENUES(A)             INCOME (LOSS) BEFORE TAXES
                                  --------------------------------    --------------------------
                                    1991        1990        1989       1991      1990      1989
                                  --------    --------    --------    ------    ------    ------
General.........................  $  933.3    $  846.7    $  791.6    $118.1    $107.4    $ 84.8
Life............................      49.0        60.3        55.1      10.7       9.1      10.3
Title...........................     313.5       284.6       283.6      15.7       8.0      18.6
Mortgage Guaranty...............      55.8        46.9        42.3      28.2      21.7      13.5
Other Operations -- Net.........       1.6         2.9         2.2     (18.7)    (14.5)    (14.8)
                                  --------    --------    --------    ------    ------    ------
     Subtotal...................   1,353.4     1,241.6     1,175.0     154.1     131.8     112.4
Realized Investment Gains.......      21.1         1.0         6.9      21.1       1.0       6.9
                                  --------    --------    --------    ------    ------    ------
     Total......................  $1,374.5    $1,242.7    $1,181.9    $175.2    $132.8    $119.4
                                  ========    ========    ========    ======    ======    ======

                                                       ASSETS AT DECEMBER 31,
                                                  --------------------------------
                                                    1991        1990        1989
                                                  --------    --------    --------
General.........................................  $2,994.8    $2,679.7    $2,479.7
Life............................................     285.7       284.2       304.3
Title...........................................     328.6       270.3       260.7
Mortgage Guaranty...............................     211.3       182.7       167.9
Consolidated....................................  $3,713.2    $3,328.5    $3,123.5

---------------

(a) Revenues consist of net premiums earned, fees, net investment and other income earned; realized investment gains are shown in total for all groups combined.

GENERAL INSURANCE GROUP

     Through its General Insurance Group subsidiaries, the Corporation assumes risks and performs related risk management and marketing services pertaining to a large variety of property and liability commercial insurance coverages. Old Republic does not have a meaningful participation in personal lines of insurance.

     Liability Coverages: Workers' compensation, general liability (including the general liability portion of commercial package policies), and commercial automobile full coverage protection are the major classes of insurance underwritten for commercial enterprises and public entities such as municipalities. Within these classes of insurance, Old Republic specializes in a number of industries, most prominently the transportation, coal and energy services, construction and forest product industries. Such business is primarily produced through agency and brokerage channels.

     The rates charged for all workers' compensation insurance are generally regulated by the various states and it is possible that the rate increases necessary to cover any expansion of benefits under state laws may not always be granted soon enough to enable insurers to fully recover the amount of the benefits they must pay.

     During the past ten years, the Corporation has steadily diversified its General Insurance Group business to encompass risks other than coal and energy services risks. This diversification has been achieved through a combination of internal growth, the establishment of new subsidiaries, and through selective mergers with other companies. For 1991, production of direct workers' compensation premiums accounted for 38.4% of consolidated direct premiums written by the General Insurance Group; coal and energy services premiums accounted for 15.9% of total workers' compensation premiums. For the same year, general liability and commercial automobile liability direct insurance premiums amounted to 10.4% and 30.0%, respectively, of consolidated direct premiums written by the General Insurance Group.

     During the past decade, specialty programs have also been expanded to insure corporations' exposures to directors' and officers' and errors and omissions liability, and to insure owners and operators of private aircraft for hull and liability exposures.

     The Corporation assumes (on both treaty and facultative bases) reinsurance business underwritten by other insurance or reinsurance companies. Most of this business covers workers' compensation, general and automobile liability exposures.

     Property and Other Coverages: Old Republic's property insurance business includes physical damage insurance on commercial automobile and trucking risks. Most fire and other physical peril insurance is also written for mobile homes and commercial properties. All such insurance is produced either directly, through agents, or through financial intermediaries such as finance companies.

     Fidelity and surety coverages are underwritten through agents by the Old Republic Surety Group, Inc.

     Insured Credit Services, Inc., a wholly-owned subsidiary, has marketed loan credit guaranty insurance since 1955 through commercial banks and thrift institutions. This coverage provides lenders with a financial guaranty on loan defaults and is similar to competing insurance provided by the Federal Housing Administration.

LIFE INSURANCE GROUP

     Credit and Other Life and Disability: Old Republic markets and writes consumer credit life and disability insurance primarily through consumer finance companies, banks, savings and loan associations and automobile dealers. Approximately one-half of the borrowers insured under consumer credit life insurance are also covered by consumer credit disability protection. Credit life insurance provides for the repayment of a loan, installment purchase, or other debt obligation in the event of the death of the borrower, while credit disability insurance provides for the payment of installments due on such debt while the borrower is disabled.

     Old Republic has written various conventional disability/accident and health insurance coverages for many years, principally on a direct marketing basis through banks and other financial services institutions. Ordinary term life insurance is sold through independent agents and brokers for relatively large face amounts, in both the United States and Canada. Marketing of term life insurance products is aimed principally toward self-employed individuals, professionals, and owners of small businesses.

     Annuities: Through the early 1980's, Old Republic marketed annuity policies, some of which remain outstanding, through securities dealers in New York State. These policies provide for annuity benefits based on premiums paid and accumulating with interest over time. In the past five years the volume of annuity business has not been material because the Corporation has been unwilling to invest in so-called "junk bonds" or in illiquid securities to help assure higher, more competitive guaranteed rates.

TITLE INSURANCE GROUP

     The title insurance business consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records which contain information concerning interests in real property. The policy insures against losses arising out of defects, liens and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy.

     There are two basic types of title insurance policies: lenders' policies and owners' policies. Both are issued for a one-time premium. Most mortgages made in the United States are extended by savings and loan associations, mortgage bankers, savings and commercial banks, state and federal agencies, and life insurance companies. The financial institutions secure title insurance polices to protect their mortgagees' interest in real property. This protection remains in effect for as long as the mortgagee has an interest in the property. A separate title insurance policy is issued to the owner of the real estate. An owner's policy of title insurance protects an owner's interest in the title to the property.

     The premiums charged for the issuance of title insurance policies vary with the policy amount and the type of policy issued. The premium is collected in full when the real estate transaction is closed, there being no recurring fee thereafter. In many areas, premiums charged on subsequent policies on the same land may be reduced, depending generally upon the time elapsed between issuance of policies on the same property and the nature of the transactions for which the policies are issued. Most of the charge to the consumer relates to title services rendered in conjunction with the issuance of a policy rather than to the possibility of loss due to risks insured against. Accordingly, the service performed by a title insurer relates for the most part to the prevention of loss rather than to the assumption of the risk of loss.

     In connection with its title insurance operations, the Corporation also provides escrow facilities, services relating to the disbursement of construction funds, and other services pertaining to real estate transactions.

MORTGAGE GUARANTY GROUP

     Real estate mortgage loan insurance protects lending institutions against certain losses, generally to the extent of 10% to 30% of the sum of the outstanding amount of each insured mortgage loan, and allowable costs incurred in the event of default by the borrower. The Corporation insures only first mortgage loans, primarily on residential properties having one-to-four family dwelling units.

     Mortgage guaranty insurance premiums originate from savings and loan associations and other lending institutions. Approximately 30% of the Corporation's residential real estate loan insurance business is currently originated by savings and loan associations, and the remaining 70% is produced through other lenders. Increased failures of savings and loan associations and other lending institutions have not had and should not have a bearing on any segment of the Corporation's business since the performance of its insurance products is not tied to any significant degree to the financial well-being of these institutions. While it is possible that the failure of a large number of such institutions could increase the competition for sales of certain insurance products to the surviving institutions, it is also likely that other institutions or providers of financial services would emerge to take their place. The Corporation's insurance in force at December 31, 1991 was originated by about 2,600 different lending institutions, and 1,100 such institutions originated business in 1991.

     Both annual and single premium plans for residential real estate loan insurance are offered. Annual plans provide coverage on a year-to-year basis with first-year premiums being dependent on the loan-to-value ratio and the coverage offered. Annual renewal premiums are charged on the basis of the outstanding loan balance on the anniversary date or, if selected, on the original loan balance. Single premium plans provide coverage for a period of from three to fifteen years, or the number of years required to amortize a standard mortgage to an 80% loan-to-value ratio, if selected. The premium charge similarly depends on the loan-to-value ratio, the coverage offered, the type of loan instrument (whether fixed rate/fixed payment or an adjustable mortgage loan) and whether the property is to be owner occupied. Approximately 96% of the residential real estate loan insurance in force at December 31, 1991 has been written under annual premium plans.

     The Corporation limits its residential real estate insurance to lenders approved by it and supervised or regulated by federal or state authorities in order to obtain reasonable assurance as to the effectiveness of such institutions' lending practices. A master policy is issued to each approved lender, but the master policy does not obligate the Corporation to issue insurance on any particular loan. To obtain insurance on a specific mortgage loan, an approved lender submits an application, supported by a copy of the borrower's loan application, an appraisal report on the property by either the lender or an independent appraiser, a written credit report on the borrower, an affidavit of the borrower's equity and certain other information. The underwriting department reviews this material and approves or rejects the application, usually on the day it is received. The Corporation generally adheres to the underwriting guidelines published by the Federal Home Loan Mortgage Corporation. Upon approval of an application for insurance of a loan, the Corporation issues a commitment to insure the loan, which is followed by a certificate of insurance when the loan is consummated.

INVESTMENTS

     In common with other insurance organizations, Old Republic invests most funds provided by operations in income-producing investment securities and bank deposits. All investments must comply with applicable insurance laws and regulations which prescribe the nature, form, quality, and relative amounts of investments which may be made by insurance companies. Generally, these laws and regulations permit insurance companies to invest within varying limitations in state, municipal and federal government obligations, corporate obligations, preferred and common stocks, certain types of real estate, and first mortgage loans. Old Republic's investment policies are also influenced by the terms of the insurance coverages written, by its expectations as to the timing of claim and benefit payments, and by income tax considerations. The following tables show invested assets at the end of the last three years, together with investment income for such years.

                            CONSOLIDATED INVESTMENTS

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1991        1990        1989
                                                              --------    --------    --------
                                                                       (IN MILLIONS)
Fixed Maturity Securities:
  Taxable Bonds and Notes...................................  $2,281.7    $1,825.1    $1,524.1
  Tax-Exempt Bonds and Notes................................     229.6       377.9       476.3
  Redeemable Preferred Stocks...............................       7.2         7.0         7.6
                                                              --------    --------    --------
                                                               2,518.6     2,210.1     2,008.1
                                                              --------    --------    --------
Equity Securities:
  Perpetual Preferred Stocks................................        .4         1.5         1.5
  Common Stocks.............................................      51.0        38.6         9.9
                                                              --------    --------    --------
                                                                  51.4        40.1        11.5
                                                              --------    --------    --------
Other Invested Assets:
  Mortgage Loans............................................      11.6         9.0         9.6
  Policy Loans..............................................       2.0         2.0         2.3
  Collateral Loans..........................................       1.4         2.0         2.0
  Sundry....................................................        .3          .3          .3
                                                              --------    --------    --------
                                                                  15.5        13.5        14.4
                                                              --------    --------    --------
Short-term Investments......................................     290.0       273.5       328.9
                                                              --------    --------    --------
Total Investments...........................................  $2,875.6    $2,537.4    $2,363.0
                                                              ========    ========    ========

                   SOURCES OF CONSOLIDATED INVESTMENT INCOME

                                                                   YEARS ENDED DECEMBER 31,
                                                                ------------------------------
                                                                 1991        1990        1989
                                                                ------      ------      ------
                                                                        (IN MILLIONS)
Fixed Maturity Securities:
  Taxable...................................................    $173.8      $143.6      $111.9
  Tax-Exempt................................................      22.4        33.4        38.6
  Redeemable Preferred Stocks...............................        .5          .6          .6
                                                                ------      ------      ------
                                                                 196.8       177.6       151.2
                                                                ------      ------      ------
Equity Securities:
  Perpetual Preferred Stocks................................        --          --          --
  Common Stocks.............................................        .6          .4          .8
                                                                ------      ------      ------
                                                                    .6          .4          .8
                                                                ------      ------      ------
Other Investment Income:
  Interest on Short-term Investments........................      17.6        26.2        44.7
  Sundry....................................................       9.1         7.5         7.5
                                                                ------      ------      ------
                                                                  26.7        33.7        52.2
                                                                ------      ------      ------
Gross Investment Income.....................................     224.2       211.8       204.3
  Less: Investment Expenses(a)..............................       4.9         5.1         6.0
                                                                ------      ------      ------
Net Investment Income.......................................    $219.3      $206.6      $198.3
                                                                ======      ======      ======

---------------

(a) Investment expenses include interest expense of approximately $1.4 million in 1991, $2.0 million in 1990 and $2.2 million in 1989, relating to reinsurance agreements and retrospective premium adjustment contracts of insurance subsidiaries. Substantially all other investment expenses consist of salaries and investment service fees.

     For at least the past 25 years, Old Republic's investment policy has been to acquire and retain primarily investment grade, publicly traded, fixed maturity securities. Accordingly, the Corporation's exposure to so-called "junk bonds," private placements, real estate, and mortgage loans is immaterial. Management considers investment grade securities to be those rated by Standard & Poor's Corporation ("Standard & Poor's") or Moody's Investors Service, Inc. ("Moody's") that fall within the top four rating categories or securities which are not rated but have characteristics similar to securities so rated. At June 30, 1992 and December 31, 1991, total investments in default as to principal and/or interest amounted to less than 1% of consolidated assets.

     The independent credit quality ratings and maturity distribution for Old Republic's consolidated fixed maturity investments, excluding short-term investments, at December 31, 1991 and December 31, 1990, are shown in the following tables. These investments, $2.5 billion and $2.2 billion at December 31, 1991 and December 31, 1990, respectively, represented approximately 68% and 66%, respectively, of consolidated assets, and 92% and 87%, respectively, of consolidated liabilities as of such dates.

                                                         DECEMBER 31,
                                                    ----------------------
              INDEPENDENT RATINGS(A)                 1991           1990
              ----------------------                -------        -------
                                                    (% OF TOTAL PORTFOLIO)
Aaa...............................................    22.4%          19.1%
Aa................................................     17.8           19.3
A.................................................     41.5           36.0
Baa...............................................     14.2           18.4
All others(b).....................................      4.1            7.2
                                                     ------         ------
               Total..............................    100.0%         100.0%
                                                     ======         ======

---------------

(a) Ratings are assigned primarily by Moody's with remaining ratings assigned by Standard & Poor's and converted to the equivalent Moody's rating.

(b) "All others" include securities which when purchased were investment grade, non-investment grade convertible securities and other non-rated securities.

                                                         DECEMBER 31,
                                                    ----------------------
              MATURITY DISTRIBUTION                  1991           1990
              ---------------------                 -------        -------
                                                    (% OF TOTAL PORTFOLIO)
Due in less than 1 year...........................     8.2%          13.2%
Due in 1 to 5 years...............................     39.0           47.3
Due in 6 to 10 years..............................     40.1           20.6
Due in 11 to 15 years.............................      5.5            6.0
Due in 16 or more years...........................      7.2           12.9
                                                     ------         ------
                                                      100.0%         100.0%
                                                     ======         ======

OTHER MATTERS

     The Internal Revenue Service (the "IRS") has issued Notices of Deficiency in income taxes of the Corporation and certain of its subsidiaries totalling approximately $12.9 million with respect to tax years 1976 to 1979, all of which have been contested in the United States Tax Court. Most of the significant adjustments made in such Notices of Deficiency have been resolved favorably to the taxpayer (subject to review by the Joint Committee on Taxation of the United States Congress), and management of the Corporation expects that, once such disputes are finally settled, no net deficiency will be due. Additionally, during the quarter ended June 30, 1992, the Corporation's life insurance subsidiaries recorded previously unrecognized tax recoveries of $1.1 million and related interest credits of approximately $11.8 million stemming from resolution of various long-standing IRS disputes applicable to tax years 1969 to 1981.

     The IRS has also issued a Notice of Deficiency in income taxes of approximately $24.2 million with respect to the Corporation's tax years 1982 and 1983. The Corporation has filed a Petition in the United States Tax Court contesting such deficiencies. In addition, the Corporation has received a Revenue Agent's Report from the IRS proposing assessments of approximately $37.6 million for its 1984 and 1985 tax years. The two principal reasons for the IRS's proposed assessments for the Corporation's 1982 to 1985 tax years are: (a) the IRS's failure to allow any loss carryback from the Corporation's 1985 tax year to its 1982 and 1983 tax years, even though the IRS's audit for 1985 indicated that more than $42 million of the Corporation's 1985 loss was eligible to be carried back to such years; and (b) the IRS's contention that Old Republic Insurance Company's ("ORINSCO") loss and loss adjustment expense ("LAE") reserves for 1984 and 1985 were overstated. As regards the 1985 loss carryback, the IRS's failure to allow the carryback in its Notice of Deficiency for 1982 and 1983 arose from procedural, rather than substantive concerns; the government was concerned both that open issues for 1985 might alter the amount of the 1985 loss, and that allowance of the 1985 carryback would have eliminated most or all of the alleged 1982 and 1983 deficiencies, thereby depriving the United States Tax Court of jurisdiction. As regards ORINSCO's 1984 and 1985 loss and LAE reserves, management of the Corporation has reviewed those reserves and believes that they were not overstated. Moreover, the IRS's proposed adjustments to such reserves are in essence timing issues. In prior audit cycles, the IRS proposed similar adjustments to ORINSCO's 1978 to 1983 loss and LAE reserves. The taxpayer ultimately convinced the government that ORINSCO's loss and LAE reserves for those prior cycles were not overstated. In any event, management is of the opinion that the resolution of the proposed material adjustments for the Corporation's 1982 to 1985 tax years will not have a material adverse effect on the Corporation's financial position or results of operations.

     The Corporation recently received Revenue Agent's Reports with respect to tax years 1986 and 1987. Such Reports propose to assess deficiencies in tax for 1986 and 1987 totalling approximately $161,000 and $11.9 million, respectively. The principal reason for the proposed assessments for 1987 is the IRS's contention that certain subsidiaries of the Corporation engaged in $40.1 million of "reserve strengthening" in 1986 for which they are not entitled to a so-called "fresh start" tax benefit in 1987. Approximately $21.7 million of the alleged "reserve strengthening" arises as a direct result of the IRS's proposed reductions to ORINSCO's loss and LAE reserves for 1985, as described in the preceding paragraph. The Corporation and its subsidiaries intend to contest the proposed "reserve strengthening" adjustments vigorously. In addition, for 1986 the Revenue Agent's Report determined a net operating loss in the nonlife subgroup of more than $27 million. This report did not reflect any tax benefit from application of that loss. In any event, management is of the opinion that the resolution of the proposed material adjustments for 1986 and 1987 will not have a material adverse effect on the Corporation's financial position or results of operations.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities"), including the nature of any variations from the following general provisions applicable to such Offered Debt Securities, will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities will be unsecured general obligations of the Corporation. The Debt Securities may be senior or subordinate in priority of payment. The Debt Securities may be offered as convertible Debt Securities which, unless previously redeemed or otherwise purchased or acquired, will be convertible at any time during the specified conversion period into shares of the Corporation's Common Stock, par value $1.00 per share. The Debt Securities are to be issued under an Indenture (the "Indenture") to be entered into between the Corporation and the trustee (the "Trustee"), a copy of the form of which Indenture is filed as an exhibit to the Registration Statement.

     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Indenture. The section numbers refer to sections of the Indenture.

GENERAL

     The Indenture does not limit the aggregate principal amount of debentures, notes or other evidences of indebtedness which may be issued thereunder and provides that Debt Securities may be issued thereunder in one or more series, in such form or forms, with such terms and up to the aggregate principal amount authorized from time to time by the Corporation.

     Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (1) the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities; (2) the percentage of their principal amount at which such Offered Debt Securities will be issued; (3) the date or dates on which the Offered Debt Securities will mature or the method of determination thereof; (4) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, any reset features of the rates and the date or dates from which such interest will accrue or the method by which such date or dates shall be determined; (5) the dates on which any such interest will be payable and the regular record dates for such interest payment dates; (6) any mandatory or optional sinking fund or purchase fund or analogous provisions; (7) if applicable, the date after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Corporation or of the holder thereof and the other detailed terms and provisions of such optional or mandatory redemption; (8) if applicable, the terms and conditions upon which the Offered Debt Securities may be convertible into Common Stock, including the initial conversion rate, the conversion period and any other provision in addition to or in lieu of those described herein; (9) whether such Offered Debt Securities shall be subject to defeasance and, if so, the terms thereof; (10) any Events of Default provided with respect to the Offered Debt Securities that are in addition to or different from those described herein; and (11) any other terms of the Offered Debt Securities.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of (and premium, if any) and interest (if any) on the Offered Debt Securities will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the Corporate Trust Office of the Trustee, provided that at the option of the Corporation, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register.

     In any case where the date on which the principal of and premium, if any, and interest, if any, on the Offered Debt Securities is payable, or which is the last day any Offered Debt Securities may be converted, is not a Business Day at any Place of Payment for such Offered Debt Securities or at any place where Offered Debt Securities may be surrendered for conversion, then (notwithstanding any other provision of the Indenture or of such Offered Debt Securities) payment of such principal, premium or interest, or conversion of such Offered Debt Securities, need not be made at such Place of Payment or place where Offered Debt Securities may be surrendered for conversion on such date but may be made on the next succeeding Business Day at such Place of Payment or place where Offered Debt Securities may be surrendered for conversion, provided that no interest shall accrue for the period from and after the date on which such principal, premium or interest is payable. (Section 113)

     The Offered Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Offered Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Debt Securities may be issued in book-entry form through the facilities of a depository. The description of any book-entry arrangements will be contained in the Prospectus Supplement.

     Debt Securities may be issued under the Indenture as original issue discount securities to be offered and sold at a discount from the principal amount thereof. Special federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in the Prospectus Supplement relating thereto.

     At any time and from time to time after the execution and delivery of the Indenture, the Corporation may deliver Debt Securities to the Trustee for authentication, and the Trustee shall, in accordance with instructions from the Corporation, authenticate and deliver such Debt Securities as provided in the Indenture.

     So long as any Debt Securities remain outstanding, the Corporation will cause its annual reports to shareholders to be mailed to the holders of the Debt Securities ("Holders") at their addresses appearing in the Debt Securities Register. (Section 704)

SENIOR DEBT SECURITIES

     The Prospectus Supplement will state if the Offered Debt Securities are to be Senior Debt Securities. Senior Debt Securities will be senior in right of payment to all subordinated indebtedness of the Corporation, and pari passu with other unsecured, unsubordinated indebtedness of the Corporation. See "Description of Debt Securities -- Subordinated Debt Securities."

SUBORDINATED DEBT SECURITIES

     The Prospectus Supplement will state if the Offered Debt Securities are to be subordinated Debt Securities (the "Subordinated Debt Securities") and subject to the subordination provision contained in the Indenture. The Indenture provides, if such provision is made applicable to the Debt Securities of any series pursuant to Section 1401 of the Indenture, that the payment of principal (and premium, if any) of, sinking fund requirements for and interest on the Subordinated Debt Securities is subordinated in right of payment to the payment of all Senior Indebtedness of the Corporation. "Senior Indebtedness" is defined as the principal of, premium, if any, and unpaid interest on the following, whether outstanding at the date hereof or thereafter incurred, created or assumed: (a) indebtedness of the Corporation for money borrowed (including purchase-money obligations) evidenced by notes or other written obligations, (b) indebtedness of the Corporation evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or similar instrument,
(c) obligations of the Corporation as lessee under capitalized leases and leases of property made as part of any sale and leaseback transactions, (d) indebtedness of others of any of the kinds described in the preceding clauses
(a) through (c) assumed or guaranteed by the Corporation, and (e) renewals, extensions and refundings of any such indebtedness or obligations, unless in each case the instrument creating or evidencing such indebtedness or obligation expressly provides that such indebtedness or obligation is not superior in right of payment to the Subordinated Debt Securities, but Senior Indebtedness shall not include the Subordinated Debt Securities and indebtedness which ranks pari passu with the Subordinated Debt Securities. (Sections 101 and 1401)

     The Indenture does not limit the amount of Senior Indebtedness that may be incurred. As of June 30, 1992, the amount of outstanding Senior Indebtedness was approximately $210 million. The Corporation may from time to time incur additional Senior Indebtedness. In addition, the Corporation's subsidiaries incur liabilities and have obligations to third parties. The claims of such third parties to the assets of the Corporation's subsidiaries will be superior to those of the Corporation as a shareholder and therefore the Debt Securities (whether Senior Debt Securities or Subordinated Debt Securities) may be deemed to be effectively subordinated to the claims of such third parties.

     At December 31, 1991, the terms of guaranties by Old Republic of bank loans to the trustee of Old Republic's Employees Savings and Stock Ownership Plan provided that, while such loans are outstanding, Old Republic will maintain a minimum consolidated tangible net worth (excluding goodwill and net unrealized capital gains or losses, but including the title plants and records of subsidiaries of the Old Republic Title Insurance Group) of at least $400 million. Such guaranties also, among other things, restrict Old Republic from permitting Debt (as defined) to exceed 27% of its consolidated tangible net worth (as adjusted for goodwill and net unrealized capital gains or losses on equity securities) without approval of the lenders. As of June 30, 1992, the Corporation had a consolidated tangible net worth of approximately $951 million (excluding goodwill and net unrealized capital gains or losses, but including the title plants and records of subsidiaries of the Old Republic Title Insurance Group).

     In the event of any payment or distribution of assets or securities of the Corporation upon any liquidation, dissolution, winding-up or reorganization of or similar proceeding relating to the Corporation, the payment of the principal (and premium, if any), sinking fund requirements and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness. No payment on account of principal (and premium, if any) of, sinking fund requirements for or interest on the Subordinated Debt Securities may be made if, at the time of such payment, there exists a default with respect to any Senior Indebtedness and the default is the subject of judicial proceedings or the Corporation receives notice of the default from the Trustee or any holder of Senior Indebtedness or any trustee therefor. Upon any acceleration of the maturity of the Subordinated Debt Securities by reason of a default, the Corporation must give notice of the acceleration to holders of the Senior Indebtedness and may not pay holders of the Subordinated Debt Securities until 120 days after the acceleration and then only if such payment is otherwise permitted at that time. Upon any payment or distribution of assets or securities of the Corporation upon any liquidation, dissolution, winding-up or reorganization of or similar proceeding relating to the Corporation, the holders of Senior Indebtedness will be entitled to receive payment in full before the holders of the Subordinated Debt Securities are entitled to receive any payment. (Sections 1402 and 1403)

     By reason of such subordination, in the event of insolvency, creditors of the Corporation who are holders of Senior Indebtedness, as well as general creditors of the Corporation, may recover more, ratably, than the holders of the Subordinated Debt Securities.

CONVERTIBLE DEBT SECURITIES

     The Prospectus Supplement will state whether the Offered Debt Securities will be convertible into shares of Common Stock ("Convertible Debt Securities") and, if so, the initial conversion price or conversion rate at which such Convertible Debt Securities will be convertible into Common Stock. The holders of Convertible Debt Securities will be entitled at any time during the time period specified in the Prospectus Supplement to convert the Convertible Debt Securities into shares of Common Stock, except that, with respect to Convertible Debt Securities called for redemption, conversion rights will expire at the close of business on the Redemption Date unless the Corporation defaults in making the payment due upon redemption. Notice of a redemption must be given not less than 30 days and not more than 60 days prior to the Redemption Date. (Sections 1301 and 1104)

     Convertible Debt Securities surrendered for conversion during the period from the close of business on any record date for the payment of interest on such Convertible Debt Securities to the opening of business on the corresponding interest payment date (except Convertible Debt Securities called for redemption during such period) must be accompanied by payment of an amount equal to the amount of interest payable on such Convertible Debt Securities on such interest payment date. The registered holder of such Convertible Debt Securities at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Convertible Debt Securities (except Convertible Debt Securities called for redemption between such record date and the interest payment date) on the corresponding interest payment date notwithstanding the conversion thereof or the Corporation's default on payment of the interest due on such interest payment date. A holder of Convertible Debt Securities on an interest payment record date who (or whose transferee) converts Convertible Debt Securities on an interest payment date will receive the interest payable on such Convertible Debt Securities by the Corporation on such date and the converting holder need not include payment in the amount of such interest upon surrender of Convertible Debt Securities for conversion. (Sections 307 and 1302)

     No fractional shares will be issued upon conversion and, in lieu of any fractional share, an adjustment in cash will be made based on the closing price (as defined) of the Common Stock as quoted on the New York Stock Exchange on the last business day prior to the date of such conversion. (Sections 1303 and 1304)

     The conversion rate is subject to adjustment in certain events, including
(i) the issuance of capital stock of the Corporation as a dividend or a distribution, (ii) subdivisions, combinations and reclassifications of the Common Stock, (iii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at less than the current market price of Common Stock (as defined), and (iv) the distribution to all holders of Common Stock of evidences of indebtedness of the Corporation or of assets (other than cash dividends from retained earnings) or subscription rights to securities of the Corporation (other than those referred to above). Except in these cases, the conversion rate will not be adjusted for the issuance of Common Stock. No adjustment of the conversion rate will be required to be made in any case until cumulative adjustments amount to at least one percent of the current conversion rate. The Corporation reserves the right to make such increases in the conversion rate in addition to those required by the foregoing provisions as the Corporation in its discretion shall determine to be advisable in order that certain stock related distributions hereafter made by the Corporation to its shareholders shall not be taxable. (Section 1304)

     Except as aforesaid, no payment or adjustment will be made on conversion for interest accrued on Convertible Debt Securities or for dividends on the Common Stock issued on conversion. (Section 1302)

     In case of any consolidation or merger of the Corporation with or into any other corporation other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any reclassification of or changes (other than a change in par value or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of Common Stock, or any sale or transfer of all or substantially all the assets of the Corporation, the holders of Debt Securities shall after such consolidation, merger, sale or transfer have the right to convert such Debt Securities into the kind and amount of securities, cash and other property which each such holder would have been entitled to receive upon such consolidation, merger, sale or transfer if such holder had held the Common Stock issuable upon the conversion of such Debt Securities immediately prior to such consolidation, merger, sale or transfer. (Section
1311)

MERGER AND CONSOLIDATION

     The Indenture provides that the Corporation may, without the consent of the Holders of Debt Securities, consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case (i) the successor corporation shall be a domestic corporation and such corporation shall assume by a supplemental indenture the Corporation's obligations under the Indenture, and (ii) immediately after giving effect to such transaction, no default under the Indenture shall have occurred and be continuing. (Section 801)

CERTAIN COVENANTS APPLICABLE TO ALL DEBT SECURITIES

     Limitation on Liens on Stock of Principal Insurance Subsidiaries. The Indenture provides that the Corporation will not, nor will it permit any Principal Insurance Subsidiary to, issue, assume or guarantee any indebtedness for borrowed money (hereinafter referred to as "Indebtedness") secured by a mortgage, security interest, pledge, lien or other encumbrance upon any share of stock of any Principal Insurance Subsidiary without effectively providing that the Debt Securities (together with, if the Corporation shall so determine, any other indebtedness of or guarantee by the Corporation ranking equally with the Debt Securities and then existing or thereafter created) shall be secured equally and ratably with such Indebtedness. (Section 1005)

     For purposes of the Indenture, "Principal Insurance Subsidiary" will be defined to mean each of Old Republic Life Insurance Company, Old Republic Insurance Company, Old Republic Life Insurance Company of New York, Title Insurance Company of Minnesota, Republic Mortgage Insurance Company, Bituminous Casualty Corporation, and Great West Casualty Company, as well as any successor to all or a principal part of the business or properties of any such subsidiary. (Section 101)

     Limitation on Issuance or Disposition of Stock of Principal Insurance Subsidiaries. The Indenture provides that the Corporation will not, nor will it permit any Principal Insurance Subsidiary to, issue, sell or otherwise dispose of any shares of capital stock (other than nonvoting, nonconvertible preferred stock) of any Principal Insurance Subsidiary, except for (i) directors' qualifying shares; (ii) sales or other dispositions to the Corporation or one or more wholly-owned subsidiaries; (iii) the disposition of the entire capital stock of any Principal Insurance Subsidiary for consideration which is at least equal to the fair value of such capital stock as determined by the Corporation's Board of Directors; (iv) sales or other dispositions made in compliance with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at the request of the Corporation or any Principal Insurance Subsidiaries; or (v) sales or other dispositions for fair value as determined by the Corporation's Board of Directors if, after giving effect thereto, the Corporation and its Principal Insurance Subsidiaries would own at least 80% of the issued and outstanding capital stock of such Principal Insurance Subsidiary. (Section 1006)

MODIFICATION OF THE INDENTURE

     The Indenture may be modified by the Corporation with the consent of the Holders of at least a majority in principal amount of the outstanding Debt Securities of all series affected thereby, provided that without the consent of the Holder of each Debt Security affected thereby, no such modification may (i) change the Stated Maturity of or reduce the amount of principal of or interest on or any premium payable upon the redemption of Debt Securities; (ii) change the other terms of payment thereof; (iii) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof; or
(iv) reduce the percentage in principal amount of Debt Securities of any series the consent of whose Holders is necessary to effect any such modification or waive compliance with certain covenants and conditions in the Indenture. (Section 902) Compliance with certain covenants of the Corporation (including those summarized above under "Certain Covenants Applicable to All Debt Securities" may be waived, either generally or in a specific instance and either before or after the time for such compliance, with the consent of the Holders of at least a majority in principal amount of all outstanding Debt Securities. (Section 1007)

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

     The Indenture (except for certain specified surviving obligations including, among other things, the Corporation's obligation to pay the principal of (or premium, if any) and interest on the Debt Securities and to issue Common Stock upon the conversion of Convertible Debt Securities) will be discharged and canceled with respect to the Debt Securities of any series upon the satisfaction of certain conditions, including the payment of all the Debt Securities of such series or the deposit with the Trustee of funds or U.S. Government Obligations or a combination thereof sufficient for such payment or redemption in accordance with the Indenture. (Article Four)

EVENTS OF DEFAULT

     The following events with respect to Debt Securities of any or all series, as the case may be, will be defined in the Indenture as "Events of Default" with respect to Debt Securities of such series: (i) default in the payment of any interest when due, continued for 30 days; (ii) default in the payment of the principal (or premium, if any) on maturity; (iii) default in the payment to any sinking fund when due; (iv) default in the performance of any other Indenture covenant of the Corporation, continued for 60 days after written notice from the Trustee or the Holders of at least 10% in principal amount of the outstanding Debt Securities of such series affected thereby; (v) acceleration of the maturity of any other indebtedness of the Corporation in excess of $5,000,000 in principal amount under the terms of the instrument under which such indebtedness may be outstanding, if such acceleration is not annulled or such indebtedness is not discharged within 10 days after written notice from the Trustee or the Holders of at least 10% in principal amount of the outstanding Debt Securities prior to acceleration under the Indenture; (vi) certain events in bankruptcy or insolvency of the Corporation; and (vii) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     If an Event of Default with respect to Debt Securities of any series shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Debt Securities of such series may declare the principal amount of all Debt Securities of such series and/or such other amount or amounts as the Debt Securities or supplemental indenture with respect to such series may provide, to be due and payable immediately. (Section 502)

     The Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default with respect to Debt Securities of any series, mail to the Holders of Debt Securities of such series affected thereby notice of all uncured defaults known to it (the term default to include the events specified above without grace periods); provided, that (i) except in the case of default in the payment of principal of (or premium, if any) or interest on any of the Debt Securities or in the payment of any sinking fund installment, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders and (ii) in the case of default of the character referred to in subdivision (iv) of the preceding paragraph no such notice shall be given until at least 30 days after the occurrence thereof. (Section 602)

     The Corporation will be required to furnish to the Trustee annually a statement of certain officers of the Corporation to the effect that to the best of their knowledge the Corporation is not in default in the performance and observance of certain terms of the Indenture, or if they have knowledge that the Corporation is, or during the course of the year covered by the statement, has been, in default, specifying such default. (Section 704)

     The Holders of a majority in principal amount of the Debt Securities then outstanding of each series affected will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512) The Holders of a majority in principal amount of the Debt Securities of each series affected may waive certain defaults excluding a default in payment of principal of (or premium, if any) or interest on any Debt Security. (Section 513) The Indenture will provide that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 601) Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity against the expenses and liabilities which may be incurred by it in complying with such request. (Section 603)

TRUSTEE

     Wilmington Trust Company will be Trustee under the Indenture. The Corporation may maintain banking relationships in the ordinary course of business with the Trustee.

                          DESCRIPTION OF COMMON STOCK

     The Restated Certificate of Incorporation of the Corporation authorizes 100,000,000 shares of Common Stock, $1.00 par value, of which 51,674,534 shares were issued and outstanding as of June 30, 1992 (including 4,439,267 shares held by an affiliate but classified as treasury stock for financial accounting purposes only). Holders of Common Stock have no preemptive rights and are entitled to share ratably in all assets available for distribution after payment of preferential amounts, if any, to be distributed to the holders of the Corporation's Preferred Stock. Holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of Common Stock are entitled to dividends if and when declared by the Board of Directors after provision for accrued and unpaid dividends, if any, on outstanding Preferred Stock. Any additional shares of Common Stock issued by the Corporation will have the same rights and privileges as shares of Common Stock now issued and outstanding.

     The payment of cash dividends by Old Republic is principally dependent upon the amount of its insurance subsidiaries' statutory policyholders' surplus available for dividend distribution. The insurance subsidiaries' ability to pay cash dividends to Old Republic is in turn generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. Based on 1991 data, the maximum amount payable to Old Republic as dividends by its insurance and other wholly-owned subsidiaries during 1992 without the prior approval of their respective regulatory authorities is approximately $181 million. However, Old Republic does not expect to distribute such amount in its entirety as dividends since reinvested earnings are Old Republic's major source of capital to promote its growth and support its obligations to policyholders.

CERTAIN CHARTER PROVISIONS AND MISCELLANEOUS AGREEMENTS

     The Corporation's Restated Certificate of Incorporation and Bylaws and certain other agreements to which the Corporation is a party contain certain provisions, described below, that could delay, defer or prevent a change in control of the Corporation if the Board of Directors determines that such a change in control is not in the best interests of the Corporation and its shareholders and could have the effect of making it more difficult to acquire the Corporation or remove incumbent management.

     The terms of the outstanding series of the Corporation's Preferred Stock and the power in the Board of Directors to issue additional shares of Preferred Stock, Common Stock and Class B Common Stock without shareholder approval could render more difficult or discourage a merger, tender offer or proxy contest for assumption of control by a holder of Old Republic's securities.

     The Restated Certificate of Incorporation of Old Republic requires the approval of holders of 80% of the outstanding shares of all classes of stock entitled to vote in the election of directors considered as one class for (i) a merger or consolidation of Old Republic with, (ii) the sale, lease, exchange, mortgage, pledge or other disposition of all, substantially all, or any substantial part (as defined) of the assets of Old Republic or a subsidiary to, or (iii) the transfer of a substantial amount (as defined) of securities of Old Republic in exchange for the securities or assets of, any other corporation, person, or entity which is the holder of more than 10% of the outstanding shares of Old Republic entitled to vote, considered as one class. This requirement does not apply if the Board of Directors of Old Republic approves the transaction under certain circumstances. This provision of the Restated Certificate of Incorporation cannot be amended or repealed except by a vote of 80% of the outstanding shares of all classes of stock of the Corporation entitled to vote in the election of directors, such shares to be considered as one class.

     The Restated Certificate of Incorporation of Old Republic prohibits any merger or certain other business combinations to be effected between Old Republic and any person or entity that owns more than 10% of Old Republic's outstanding stock entitled to vote (an "Acquiring Entity") unless it is approved by the holders of not less than 66 2/3% of the outstanding shares of all classes of stock entitled to vote in the election of directors considered as one class (other than shares beneficially owned by the Acquiring Entity) or is approved unanimously by the Board of Directors or is in compliance with certain other conditions. The conditions specified include a requirement that the price to be paid to the remaining shareholders of Old Republic in cash or securities be not less than the greatest of: (i) the highest price paid by the Acquiring Entity for its stock in Old Republic, (ii) a price that reflects the same premium over market price paid by the Acquiring Entity to other shareholders of Old Republic,
(iii) a price that is equal to book value of the Old Republic Common Stock, and
(iv) a price that reflects the same earnings multiple at which the Acquiring Entity's stock is selling. This provision of the Restated Certificate of Incorporation cannot be amended except by a vote of 66 2/3% of the outstanding shares of all classes of stock of Old Republic entitled to vote in the election of directors, such shares to be considered as one class, excluding stock of which an Acquiring Entity, if any, is the beneficial owner.

     Pursuant to the Corporation's Restated Certificate of Incorporation, directors of the Corporation are divided into three classes and elected to serve staggered three-year terms. Under Delaware law, directors serving staggered terms can be removed from office only for cause. Additionally, special meetings of the Corporation's shareholders for any purpose may be called by the Chairman of the Board and must be called by the Chairman of the Board or Secretary at the written request of a majority of the Board. Shareholders do not have the power to call a special meeting.

     In March 1987, the Board of Directors of Old Republic declared a dividend distribution of one right ("Right") for each share of Old Republic Common Stock. Each Right entitles the registered holder to purchase from Old Republic one share of Old Republic Common Stock at a price of $100.00 per share, subject to adjustment. The Rights are not exercisable until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Old Republic Common Stock or (ii) 10 days following the commencement or announcement of an intention to make a tender offer or exchange offer for 30% or more of such outstanding Old Republic Common Stock (the earlier of such dates being called the "Distribution Date"). The Rights will expire on June 26, 1997 unless earlier redeemed by Old Republic.

     In the event that Old Republic were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that Old Republic were the surviving corporation in a merger with an Acquiring Person and Old Republic's Common Stock were not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, proper provision shall be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person on the Distribution Date (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Old Republic Common Stock having a market value of two times the exercise price of the Right.

                              PLAN OF DISTRIBUTION

     The Corporation may sell the Debt Securities on a negotiated or competitive bid basis to or through underwriters or dealers, and also may sell the Debt Securities directly to other purchasers or through agents. The Prospectus Supplement with respect to the Debt Securities will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, the price to the public of the Debt Securities and the proceeds to the Corporation from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. If the Debt Securities are sold through underwriters, the Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If the Debt Securities are sold directly by the Corporation or through agents designated by the Corporation from time to time, any agent involved in the offer or sale of the Debt Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement relating thereto.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of the Debt Securities, underwriters may receive compensation from the Corporation or from purchasers of the Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Debt Securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Corporation and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Act").

     Under agreements which may be entered into by the Corporation, underwriters and agents who participate in the distribution of the Debt Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Act.

     If so indicated in a Prospectus Supplement, the Corporation will authorize underwriters or other persons acting as the Corporation's agents to solicit offers by certain institutions to purchase the Debt Securities from the Corporation pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Corporation. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINION

     Unless otherwise indicated in a Prospectus Supplement relating to the Debt Securities, the validity of the Debt Securities offered hereby will be passed upon for the Corporation by William J. Dasso, counsel of the Corporation. As of August 18, 1992, Mr. Dasso beneficially owned approximately 6,995 shares of Common Stock of the Corporation.

                                    EXPERTS

     The consolidated financial statements and financial statement schedules of Old Republic and its subsidiaries included in the Annual Report of the Corporation on Form 10-K for the year ended December 31, 1991, as amended by Amendment No. 1 thereto, filed under cover of a Form 8 on April 30, 1992, which are incorporated herein by reference, have been audited by Coopers & Lybrand, independent certified public accountants, as set forth in their reports in such Annual Report on Form 10-K and Form 8.

     All such audited financial statements and financial statement schedules have been incorporated by reference in this Prospectus in reliance upon such firm's reports and upon the authority of such firm as experts in accounting and auditing.

=========================================================

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE DEBENTURES OFFERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE DEBENTURES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                           Page
                                           ----
Prospectus Summary.......................  S-2
Use of Proceeds..........................  S-4
Capitalization...........................  S-4
Description of Debentures................  S-5
Underwriting.............................  S-8
Legal Opinions...........................  S-8

                  Prospectus
Available Information....................    2
Incorporation of Certain Documents by
  Reference..............................    2
Prospectus Summary.......................    3
The Corporation..........................    4
Use of Proceeds..........................    5
Capitalization...........................    5
Selected Consolidated Financial Data.....    6
Ratio of Earnings to Fixed Charges.......    7
Management Analysis of Financial Position
  and Results of Operations..............    7
Business.................................   11
Description of Debt Securities...........   16
Description of Common Stock..............   22
Plan of Distribution.....................   24
Legal Opinion............................   25
Experts..................................   25

=========================================================
=========================================================

                                  $115,000,000

                [OLD REPUBLIC INTERNATIONAL CORPORATION LOGO]

                                                                    % Debentures
                          Due                  , 2007
                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                                 June   , 1997

                          ---------------------------

                                LEHMAN BROTHERS

                            EVEREN SECURITIES, INC.

                               J.P. MORGAN & CO.

=========================================================